

November 1, 2012

Via E-mail
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537 Greece

> **Re: Capital Product Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed October 19, 2012**
> **File No. 333-184209**

Dear Mr. Lazaridis:

     We have reviewed your responses to the comments in our letter dated October 15, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Exhibits, page II-1

1. Please revise to remove the words "or as an exhibit to a prospectus supplement to this registration statement" on page II-1. Please note that there are no exhibits to a prospectus supplement.

Signatures, page II-4

2. Please revise to have Mr. Lazaridis sign in his capacity as your principal executive officer, principal financial officer and principal accounting officer, and please have at least a majority of your board of directors sign in their capacities as such.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

Via E-mail
Vijay Iyer, Esq.
Sullivan & Cromwell LLP